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                             LORUS THERAPEUTICS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders ("the Meeting") of Lorus Therapeutics Inc. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario on Thursday, November 20, 2003 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

         1. to receive the financial statements of the Corporation for the financial year ended May 31, 2003, together with the report of the auditors thereon;

         2. to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

         3. to elect directors;

         4. to consider and, if thought fit, to pass a resolution ratifying the amendment of the Corporation's stock option plan to increase the maximum amount of shares reserved for issuance under such plan by 2,800,000 common shares, the full text of which resolution is set out in Appendix B of the management information circular (the "Circular");

         5. to consider and, if thought fit, to pass a resolution authorizing and adopting the 2003 stock option plan of the Corporation, including the issuance of an additional 5,782,081 common shares or, if the resolution to increase the number of common shares reserved for issuance under the Corporation's existing stock option plan set out in Appendix B of the Circular is not adopted by shareholders, to approve the issuance of 8,582,081 common shares pursuant to the 2003 stock option plan, the full text of which is set out in Appendix C of the Circular; and

         6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

         The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

         IF YOU ARE NOT ABLE TO BE PRESENT AT THE MEETING, PLEASE EXERCISE YOUR RIGHT TO VOTE BY SIGNING AND RETURNING THE ENCLOSED FORM OF PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, CANADA M5J 2Y1, SO AS TO ARRIVE NOT LATER THAN 4:00 P.M. ON TUESDAY, NOVEMBER 18, 2003 OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.



                                              BY ORDER OF THE BOARD OF DIRECTORS




                                                         (signed) SHANE A. ELLIS
Toronto, Canada                              Vice President of Legal Affairs and
October 17, 2003                                             Corporate Secretary